Exhibit 99.1

ParaZero Demonstrates Advanced Counter Drone Solution at BSDA Exhibition in Romania for NATO Officials and Military Leadership

Kfar Saba, Israel, May 13, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the successful demonstration of its DefendAir solution during the Black Sea Defense, Aerospace and Security (BSDA) exhibition in Romania.

The live demonstration was conducted in collaboration with ParaZero’s regional reseller, New Akord Security, as part of a comprehensive “Modern Battlefield Simulation.” The event showcased a multi-layered defense ecosystem involving leading drone manufacturers, robotics, and counter-measure solutions.

The simulation was attended by over 200 high-ranking officials and key stakeholders, including: Senior NATO Officers, the Commander of the Romanian Land Forces and the Commander of the Romanian Logistics Command.

ParaZero’s DefendAir platform demonstrated its seamless integration into modern combat scenarios, providing critical protection layers for UAS operations in complex environments. Following the execution of its latest Romanian partnership, this successful showcase supports ParaZero’s growth trajectory across Europe and solidifies its position as a trusted technology provider for NATO-affiliated defense ecosystems.

“Participating in this large-scale simulation alongside industry leaders and top-tier military command is a testament to the growing demand for our DefendAir solution,” said Ariel Alon, CEO of ParaZero. “The successful integration of our technology in a modern battlefield context, witnessed by key decision-makers from NATO and the Romanian Armed Forces, highlights our pivotal role in the future of autonomous and counter-unmanned systems.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses its growth trajectory across Europe. its position as a trusted technology provider for NATO-affiliated defense ecosystems, the growing demand for its DefendAir solution and its pivotal role in the future of autonomous and counter-unmanned systems. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com